Sub-Item 77D
Policies with Respect to Securities Investments
Global Technology Portfolio
33-63212, 811-7736


Global Technology Portfolio
New Policy:
Global Technology Portfolio is classified as a diversified fund under the Investment Company Act of 1940. With respect to 75% of its total assets, Global Technology Portfolio may not purchase securities of an issuer (other than the U.S. Government, its agencies, instrumentalities or authorities or repurchase agreements collateralized by U.S. Government securities, and other investment companies) if: (a) such purchase would, at the time, cause more than 5% of the Portfolio's total assets taken at market value to be invested in the securities of such issuer; or (b) such purchase would, at the time, result in more than 10% of the outstanding voting securities of such issuer being held by the Portfolio.

Old Policy:
Global Technology Portfolio is classified as a nondiversified fund, operating in a manner consistent with the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.